GK Pastry Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GK Pastry Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 17, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	7,609	5,351
Total Current Assets	7,609	5,351
Non-current Assets		
Property, Plant, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	126,371	80,027
Right Of Use Assets	1,552,613	368,010
Security Deposits	26,926	14,426
Total Non-Current Assets	1,705,910	462,463
TOTAL ASSETS	1,713,519	467,814
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	28,614	23,378
Line of Credit	15,115	-
Notes Payable - Related Party	88,433	70,604
Notes Payable	72,439	41,106
Bonds Payable - Short Term	22,701	-
Short Term Operating Lease Liabilities	173,120	90,190
Payroll Tax	118	-
Total Current Liabilities	400,540	225,278
Long-term Liabilities		
Future Equity Obligations	30,000	30,000
Bonds Payable - Long Term	21,963	-
Long Term Operating Lease Liabilities	1,423,431	279,734
Total Long-Term Liabilities	1,475,394	309,734
TOTAL LIABILITIES	1,875,934	535,012
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock	510	510
Accumulated Deficit	(162,925)	(67,708)
Total Equity	(162,415)	(67,198)
TOTAL LIABILITIES AND EQUITY	1,713,519	467,814

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	796,346	150,702
Cost of Revenue	284,254	69,904
Gross Profit	512,092	80,798
Operating Expenses		
Advertising and Marketing	6,744	6,501
General and Administrative	371,051	95,774
Rent and Lease	175,925	38,621
Depreciation	12,579	4,243
Total Operating Expenses	566,299	145,139
Operating Income (loss)	(54,207)	(64,341)
Other Expense		
Interest Expense	41,010	3,367
Total Other Expense	41,010	3,367
Earnings Before Income Taxes	(95,217)	(67,708)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(95,217)	(67,708)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(95,217)	(67,708)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	12,579	4,243
Accounts Payable and Accrued Expenses	5,355	23,378
Operating Lease Liability	42,024	1,914
Line of Credit	15,115	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	75,073	29,535
Net Cash provided by (used in) Operating Activities	(20,144)	(38,173)
INVESTING ACTIVITIES		
Property, Plant, Equipment, and Leasehold Improvements	(58,924)	(84,270)
Security Deposit	(12,500)	(14,426)
Net Cash provided by (used by) Investing Activities	(71,424)	(98,696)
FINANCING ACTIVITIES		
Proceeds from Notes Payables - Related Parties	17,829	-
Proceeds from Notes Payables	31,333	111,709
Proceeds from Bonds Payable	44,664	-
Proceeds from Future Equity Obligations	-	30,000
Proceeds from Common Stock	-	510
Net Cash provided by (used in) Financing Activities	93,826	142,219
Cash at the beginning of period	5,351	-
Net Cash increase (decrease) for period	2,258	5,351
Cash at end of period	7,609	5,351

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2023	-	-	-	-	-
Issuance of Common Stock	5,100,000	-	510	-	510
Net Income (Loss)	-	-	-	(67,708)	(67,708)
Ending Balance 12/31/2023	5,100,000	-	510	(67,708)	(67,198)
Net Income (Loss)	-	-	-	(95,217)	(95,217)
Ending Balance 12/31/2024	5,100,000	-	510	(162,925)	(162,415)

GK Pastry Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

GK Pastry Inc. ("the Company") was formed in California on February 23rd, 2023. The Company sells baked goods at its three retail locations. The Company's headquarters is in Palo Alto, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the sale of food and beverage products to customers. Revenue is recognized at the point of sale, when control of the products is transferred to the customer. Revenue is reported net of estimated returns and discounts. Coincident with revenue recognition, the Company establishes a liability for expected returns, if any, and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Property, Plant, & Equipment	5-7	124,372	(14,895)	-	109,477
Leasehold Improvements	15	18,821	(1,927)	-	16,894
Grand Total	**-**	**143,193**	**(16,822)**	**-**	**126,371**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Equity Based Compensation</u>

The Company did not have any equity-based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Shareholders loaned the Company various amounts resulting in a balance of $88,433 and $70,604 as of December 31st, 2024 and 2023, respectively. The loans do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

<u>Leases</u>

The Company entered into a lease agreement for its retail location at 2417 Park Blvd, Palo Alto, California, commencing September 1, 2023, with a monthly base rent of $4,000. The lease term extends through August 31, 2026, with annual rent increases of 3% beginning September 2024. A $4,000 security deposit was provided upon execution of the agreement.

The Company entered into a ten-year lease for retail space at 251 Main Street, Los Altos, California, which commenced in 2024 upon receipt of necessary permits and opening of the store, and expires in 2034. Base rent ranges from $6,250 per month during the initial build-out period to $16,310 per month in the final year. The lease includes a $150,000 tenant improvement allowance, partially provided through rent credits, with payments due monthly in advance.

The Company entered into a five-year lease for retail bakery space located at 809 Cuesta Drive, Suite C, Mountain View, California, comprising approximately 1,200 square feet. The lease commenced in 2023 and requires monthly base rent of approximately $4,620, plus common area costs and taxes estimated at $1,450 per month. A security deposit of $6,213 was provided upon execution. The lease is for the operation of a bakery and retail store, with renewal options available under the agreement.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-24
Operating lease expense	218,903
Total	218,903

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	174,965
ROU assets obtained in exchange for new operating lease liabilities	1,725,782
Weighted-average remaining lease term in years for operating leases	8.43
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2025-12	240,879
2026-12	249,929
2027-12	222,458
2028-12	202,358
2029-12	170,938
Thereafter	850,765
Total undiscounted cash flows	1,937,327
Less: present value discount	(340,776)
Total lease liabilities	1,596,551

NOTE 5 – LIABILITIES AND DEBT

In December of 2024, the Company took a Line Of Credit with an interest rate of 73.96% and no maturity date. The balance of was $15,115 December 31, 2024.

In 2023, the Company entered into equipment loan agreements for $17,000 and $14,509 with interest rates of 45% and maturity dates in 2025. These loans are secured by kitchen equipment. Monthly payments of $1,020 and $871 are required. The balances of these two loans were $7,144 and $6,097 as of December 31, 2024.

In 2023 and 2024, the Company entered into numerous Merchant Cash Advance loan agreements with Square with interest rates of 20% and no maturity dates. These loans are unsecured. Repayment rate ranges from 10%-20%. The balance of these loans was $54,566 December 31, 2024.

In 2023, the Company entered into loan agreements for $7,900 and $2,451 with monthly interest rate of 2.89% and maturity dates in 2025. These loans are unsecured. Monthly payments of $1,507 and $468 are required. The balances of these two loans were $4,182 and $450 as of December 31, 2024.

As of December 31st, 2024, the Company had outstanding unsecured Series A 12-2026 Bonds totaling $44,664. The bonds accrue interest at a fixed rate of 11.25%, with interest calculated daily and paid monthly on the issuance date. Principal is repaid monthly; however, all remaining principal is due at maturity in December 2026. The bonds are unsecured, carry no collateral or survivor's option, and are subject to Regulation Crowdfunding transfer restrictions.

The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at no stated discount. The valuation cap of the agreement entered was $150,000.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	198,688
2026	21,963
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with no stated par value. 5,100,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 17, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.